Exhibit 3.3

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

•	First: The name of the limited liability company is INTCOMEX HOLDINGS, LLC.

•	Second: The address of its registered office in the State of Delaware is 1013 Centre Road in the City of Wilmington. The name of its Registered agent at such address is Corporation Service Company.

•	Third: (Use this paragraph only if the company is to have a specific effective date of dissolution.) “The latest date on which the limited company is to dissolve is ”

•	Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation of INTCOMEX HOLDINGS, LLC this 22 day of December, 1999.

By:	/s/ Thomas Ruffin III
Authorized Person (s)

Name:	Thomas Ruffin III
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